UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 000-55418

FORM 12b-25	CUSIP Number 50133S103

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: February 28, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

KushCo Holdings, Inc.
Full Name of Registrant

Kush Bottles, Inc.
Former Name if Applicable

11958 Monarch Street
Garden Grove, CA 92841
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by KushCo Holdings, Inc. (the “Company”) in its Current Report on Form 8-K, as filed on April 9, 2019 (the “Prior 8-K”), the Audit Committee of the Company’s Board of Directors has determined that it is necessary to restate the Company’s audited consolidated financial statements as of and for the fiscal years ended August 31, 2018 and 2017 and unaudited condensed consolidated interim financial statements as of and for the fiscal periods ended May 31, 2017, November 30, 2017, February 28, 2018, May 31, 2018 and November 30, 2018 (such restatements, the “Restatements”). The Restatements are being made as a result of inadvertent errors in the accounting for certain shared-settled contingent consideration (“Contingent Consideration”) relating to the Company’s acquisition of CMP Wellness in May 2017, Summit Innovations in May 2018, and Hybrid Creative in July 2018. In connection with those acquisitions, Contingent Consideration relating to the respective earnout arrangements were recorded as equity. Upon further evaluation, the Company determined that the Contingent Consideration should have been accounted for as liabilities with changes in the fair value recorded in the Company’s consolidated statements of operations.

As a result of the Restatements described above, the Company is unable to complete its condensed consolidated financial statements and file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2019 (the “Q2 2019 Form 10-Q”) by the prescribed due date for such filing. The Company plans to file the Q2 2019 Form 10-Q as soon as practicable following the completion of the Restatements and currently expects to file the Q2 2019 Form 10-Q on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher Tedford	(714)	462-2368
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company continues work on the Restatements that were disclosed in the Prior 8-K. The Company anticipates that the adjustments included in the Restatements will affect the Company’s condensed consolidated interim financial statements as of and for the fiscal period ended February 28, 2019, which will be included in the Q2 2019 Form 10-Q, but is not currently able to provide a reasonable estimate regarding the results as of the date of this filing.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the Company’s expectations as to the timing and outcome of the Restatements and the filing of the related amended quarterly and annual reports and the quarterly report that is the subject of this Form 12b-25 (the “Reports”).

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the time and personnel necessary to complete the Restatements, the costs associated with the Restatements, the discovery of additional errors, and other risks that are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2018, filed with the Securities and Exchange Commission on November 29, 2018. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

KushCo Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

April 9, 2019	By:	/s/ Christopher Tedford
Christopher Tedford
Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).